UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 001-35475

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Rexnord LLC 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Rexnord Corporation
247 Freshwater Way, Suite 300
Milwaukee, WI 53204

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Participants and Benefits Committee of Rexnord LLC
Rexnord LLC 401(k) Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Rexnord LLC 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Rubin Brown LLP
Overland Park, Kansas
June 29, 2015

Rexnord LLC 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments at fair value:
Mutual funds	$340,910,912	$322,284,590
Common collective trusts	44,291,426	40,267,727
Rexnord Stock Fund	604,317	—
Investments at fair value	385,806,655	362,552,317

Cash and cash equivalents	53,314	242,414

Receivables:
Notes receivable from participants	10,612,395	9,556,058
Employer contributions receivable	1,932,323	1,794,099
Total receivables	12,544,718	11,350,157

Net assets reflecting investments, at fair value	398,404,687	374,144,888

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(467,568)	(237,733)

Net assets available for benefits	$397,937,119	$373,907,155

The accompanying notes are an integral part of these financial statements.

Rexnord LLC 401(k) Plan
Statement Of Changes In Net Assets Available For Benefits
For the Year Ended December 31, 2014

Additions to net assets attributed to:
Contributions:
Employer	$16,321,591
Participants	21,215,841
Rollovers	1,784,628
Total contributions	39,322,060

Deductions from net assets attributed to:
Benefits paid to participants	43,309,635
Administrative fees	180,999
Total deductions	43,490,634

Investment income:
Interest and dividends	5,439,318
Net appreciation in fair value of investments	11,663,474
Net investment income	17,102,792

Interest income on notes receivable from participants	414,191

Increase in net assets before conversion in	13,348,409

Conversions in (Note 1)	10,681,555

Net increase in net assets available for benefits	24,029,964

Net assets available for benefits - beginning of year	373,907,155

Net assets available for benefits - end of year	$397,937,119

The accompanying notes are an integral part of these financial statements.

Rexnord LLC 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

1.	Description of the Plan

The following description of the Rexnord LLC 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document for more complete information.

General

The Plan is a defined contribution deferral savings plan administered by the Rexnord LLC (the Company or Rexnord) Benefits Committee and covers substantially all nonunion employees of the Company and its affiliates as defined in the Plan Document. The following employee plans merged with the Plan during the year ended December 31, 2014:

Merged Plan	Date	2014
Merit Gear LLC Employees Savings Plan	5/1/2014	$5,231,224
Precision Gear Terminating Pension Plan	7/2/2014	5,107,248
Green Turtle Americas Ltd. 401(k) Profit Sharing Plan and Trust	11/19/2014	343,083
Total assets merged with the Plan		$10,681,555

Mergers are reflected as a Conversion in within the statement of changes in net assets available for benefits.

The Plan is primarily intended to assist employees in supplementing their retirement income by providing a tax-deferred savings vehicle. A participant is eligible to participate in the Plan after 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s trustee and record keeper is Wells Fargo Bank, N.A. (the Trustee or Wells Fargo).

Contributions

Participants may elect to defer from 1% to 75% of their annual compensation to the Plan limited to the maximum contribution amount as defined by the Internal Revenue Service (IRS). As permitted by Section 401(k) of the Internal Revenue Code (IRC), the amounts contributed are not taxable until paid out by the Plan. Participants who have attained age 50 before the close of the Plan year may make catch up contributions to the Plan. Participants may also make elective contributions on an after-tax basis. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover).

All employees that become eligible for the Plan are subject to automatic enrollment in the Plan, with the salary deferral rate set at 3% of compensation with automatic increases annually up to a defined threshold, unless an employee completes a salary deferral agreement electing a different percentage or the employee affirmatively elects not to participate in the Plan. The automatic salary deferral will be invested in one of the Wells Fargo Dow Jones Target funds, based on the employee’s age, unless otherwise directed by the employee. The employee may modify the automatic election at any time to elect an alternative deferral amount or to elect not to defer into the Plan.

Rexnord matches employee contributions at 50% of the first 8% of eligible wages. Participants’ contributions and Company matching contributions are deposited into participant accounts. The Company may also make quarterly discretionary contributions of up to 3% of quarterly eligible wages to each employee who is eligible to participate in the Plan regardless of their deferral election. The Company made discretionary contributions of 3% for all quarterly periods in the year ended 2014.

Notes to Financial Statements (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The value of Company contributions vests at the earlier to occur of disability, death, attainment of age 65, or three years of service for Rexnord nonunion employees. Zurn non-union employees (collectively, Zurn) as defined in the Plan Document, that terminated prior to January 1, 2002 are subject to a five-year cliff vesting schedule on Company contributions. Zurn employees that terminated after December 31, 2001, but prior to January 1, 2006, are subject to a three-year cliff vesting schedule on Company contributions. Zurn employees participating in the Plan between January 1, 2006 and February 29, 2008 are subject to a one-year cliff vesting schedule on Company contributions. Zurn employees entering the Plan after February 29, 2008 are subject to a three-year cliff vesting schedule for Company contributions. If a participant terminates employment before becoming vested, the value of Company contributions to their account is forfeited.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, allocations of Company matching and discretionary contributions, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant compensation or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions in various investment options maintained by the Trustee. The Plan currently offers participants the option to invest their contributions in the following types of funds: Mutual Funds (20 offered), Common Collective Trusts (2 offered) and, beginning in 2014, Rexnord Stock Fund (1 offered). Participants may change their investment options with the Trustee by giving such number of days advance notice of the election as required by the Trustee. Contributions for new employees that are automatically enrolled are invested in one of the Wells Fargo Dow Jones Target funds, based on the employee’s age.

Payment of Benefits

The account balance, to the extent it is vested, will be paid upon request to participants who have retired, become disabled, or otherwise left the Company, or to the beneficiaries of deceased participants.

Upon termination of service, death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a 15-year period.

The Plan will distribute a participant’s entire account balance to any participant (or to such participant’s beneficiary in the case of death) who has an account balance less than $1,000 following their termination of employment or death. If the participant’s account balance is between $1,000 and $5,000 following their termination of employment or death, the Plan will automatically roll a participant’s entire account balance to a designated third party individual retirement plan provider. Distribution or automatic rollovers of small account balances will occur before the end of the second Plan year following the Plan year during which the participant ceases to participate in the Plan.

Participant Hardship Withdrawals

A participant may withdraw all or a portion of their contributions subject to certain hardship withdrawal provisions.

Forfeited Accounts

As of December 31, 2014 and 2013, there were approximately $741,153 and $278,404, respectively, of forfeited nonvested accounts. Forfeited accounts are used to reduce future Company contributions. During the year ended December 31, 2014, $683,671 of forfeitures were used to reduce Company contributions.

Notes to Financial Statements (continued)

Notes Receivable From Participants

Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan Administrator. At December 31, 2014, outstanding loans bear interest at rates ranging from 3.25% to 10.50%. Principal and interest are paid ratably through payroll deductions, with maturity dates through November 2029.

Administrative Expenses

Plan administrative expenses are paid by the Company or the Plan, at the Company’s discretion. Administrative expenses totaled $180,999 for the year ended December 31, 2014.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan, subject to the provisions set forth in ERISA. If the Plan is terminated, Plan assets will be distributed to the participants based on the individual participant’s interest in the Plan. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment income is recorded as earned on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) represents the difference between the aggregate fair value of investments at the end of the year and the values at the beginning of the year, and includes any realized gains and losses and unrealized appreciation or depreciation on those investments.

Certain management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net appreciation in the fair value of investments.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Included in the Plan’s investment portfolio is an investment in the Wells Fargo Collective Stable Return Fund N25 (the Stable Return Fund N25), of which all assets are invested in the Wells Fargo Stable Return Fund G (the Stable Return Fund G). The Stable Return Fund G invests in investment contracts and security-backed contracts, which are fully benefit-responsive.

Notes to Financial Statements (continued)

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Accounting guidance requires the Plan’s investment in the Stable Return Fund N25 be accounted for similar to a fully benefit-responsive investment contract. The adjustment from fair value to contract value has been presented separately in the accompanying statements of net assets available for benefits.

Cash And Cash Equivalents

The Plan considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution in accordance with the terms of the Plan document.

Employer Contributions Receivable

Employers contributions receivable consists of monies owed to Plan participants based on quarterly discretionary contributions criteria, but not remitted to the Trustee as of the end of the respective Plan year.

Risks and Uncertainties

The Plan invests in various investment securities. Investments, in general, are exposed to various risks, such as interest rate changes, credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investments will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

Recently Issued Accounting Standards

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement (ASC 820), to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient as well as to remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments are to be applied retrospectively and are effective for annual periods beginning after December 15, 2015, with early application permitted. The adoption is not expected to have a material effect on the Plan's statements of net assets available for benefits or statement of changes in net assets available for benefits.

3.    Investments

Individual investments which represent 5% or more of net assets available for benefits as of December 31, 2014 and 2013 are as follows:

	2014	2013

Wells Fargo Advantage Dow Jones Target 2020 - R4	$102,903,867	$99,855,900
Wells Fargo Advantage Dow Jones Target 2030 - R4	77,652,684	70,902,336
Wells Fargo Collective Stable Return Fund N25 (at contract value)	33,386,895	31,593,084
Wells Fargo Advantage Dow Jones Target 2040 - R4	32,216,931	27,291,646
Wells Fargo Advantage Dow Jones Target 2010 - R4	21,222,403	25,523,802

Notes to Financial Statements (continued)

During the year ended December 31, 2014 the Plan’s investments, including investments bought, sold and held during the years, appreciated in value as follows:

2014

Mutual Funds	$10,044,548
Common collective trusts	1,592,812
Rexnord Stock Fund	26,114
Net appreciation in fair value of investments	$11,663,474

4.    Fair Value Measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed assumptions about the assumptions a market participant would use.

In accordance with ASC 820, fair value measurements are classified under the following hierarchy:

Level 1	Quoted prices for identical instruments in active markets.

Level 2
Quoted prices for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable.

Level 3	Model-derived valuations in which one or more inputs or value-drivers are both significant to the fair value measurement and unobservable.

If applicable, the Plan uses quoted market prices in active markets to determine fair value, and therefore classifies such measurements within Level 1. In some cases where market prices are not available, the Plan makes use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters. These measurements are classified within Level 3 if they use significant unobservable inputs.

A description of the valuation methodologies used for assets measured at fair value is as follows:

•
Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•
Common Collective Trusts - Valued at the NAV of units of the common collective trusts. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds less their liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of one of the collective trust funds, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.  A full redemption of the Plan’s interest in the Stable Return Fund N25 requires a 12-month notice period.

•
Rexnord Stock Fund - The Rexnord Stock Fund (the Fund) consists of the Company’s common stock and short-term cash which provides liquidity for daily trading. The Company’s common stock is valued at the quoted market price from a national securities exchange and the short-term cash investments are held in a money market mutual fund and are valued at fair value based on the NAV per share. A market-based NAV per share is calculated for the Fund on a periodic basis. Shares can be redeemed on a same day basis but only directly from the Fund. Such transactions do not constitute an active market.

Notes to Financial Statements (continued)

The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in methodologies used at December 31, 2014 and 2013.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Mutual funds
Target date	$252,255,467	$—	$—	$252,255,467
Domestic small-cap	16,641,418	—	—	16,641,418
Domestic mid-cap	10,982,326	—	—	10,982,326
Domestic large-cap	28,169,155	—	—	28,169,155
International	7,461,989	—	—	7,461,989
Real estate	4,642,674	—	—	4,642,674
Fixed income	20,757,883	—	—	20,757,883
Common collective trusts
S&P 500 index fund	—	10,436,963	—	10,436,963
Stable return fund	—	—	33,854,463	33,854,463
Rexnord Stock Fund	—	604,317	—	604,317
	$340,910,912	$11,041,280	$33,854,463	$385,806,655

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Mutual funds
Target date	$237,988,951	$—	$—	$237,988,951
Domestic small-cap	17,296,430	—	—	17,296,430
Domestic mid-cap	11,469,030	—	—	11,469,030
Domestic large-cap	24,697,760	—	—	24,697,760
International	7,538,679	—	—	7,538,679
Real estate	3,319,827	—	—	3,319,827
Fixed income	19,973,913	—	—	19,973,913
Common collective trusts				—
S&P 500 index fund	—	8,436,910	—	8,436,910
Stable return fund	—	—	31,830,817	31,830,817
	$322,284,590	$8,436,910	$31,830,817	$362,552,317

The Plan’s common collective trust investment portfolio includes an investment in the Stable Return Fund N25. The investment objective of the Stable Return Fund N25 is to preserve investment principal while earning interest income and maintaining a stable $1 unit price. To achieve its investment objective, the Stable Return Fund N25, via the Stable Return Fund G, invests in investment contracts and security-backed contracts, all of which are fully benefit-responsive. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (a wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s NAV. However, withdrawals prompted by certain events (e.g., termination of the managed income portfolio or changes in laws or regulations) may restrict a participant’s ability to redeem the investment at the NAV.

Notes to Financial Statements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2014 and 2013:

	2014	2013

Balance, beginning of year	$31,830,817	$35,582,097
Realized gains	61,136	116,252
Unrealized gains (losses) relating to instruments still held at the reporting date	542,678	(444,629)
Purchases	16,413,601	18,807,584
Sales	(14,993,769)	(22,230,487)
Balance, end of year	$33,854,463	$31,830,817

5.    Related Party Transactions and Party In Interest Transactions

Certain Plan investments are shares of mutual funds or common collective trusts managed by the Trustee. In addition, Plan investments include 22,766 shares of common stock of Rexnord, the Plan's sponsor at a fair value of $642,229. These transactions qualify as party-in-interest transactions but are exempt from the prohibited transactions regulations under ERISA.

6.    Income Tax Status

The IRS has determined and informed the Company by a letter dated October 14, 2014 that the Plan, as then designed, and related trust satisfy the applicable provisions of the IRC. The Plan has been amended since the date of the opinion letter; however, the Company and the Plan Administrator believe that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the IRC and therefore no provision for income taxes has been included in the Plan financial statements.

The Plan's management has reviewed the Plan's tax exempt status and analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the years ended December 31, 2014 and 2013, respectively. There are currently no audits for any tax periods in progress from any taxing authorities. The Plan's federal tax returns for the tax years 2011 and later remain subject to examination by taxing authorities.

7.    Reconciliation Of Financial Statements To Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 for the years ending December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$397,937,119	$373,907,155
Adjustment for deemed distributed loans	(136,655)	(145,751)
Net assets available for benefits per Form 5500	$397,800,464	$373,761,404

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500 for the year ending December 31, 2014:

2014

Net increase per the financial statements	$24,029,964
Adjustment for net change in deemed distributed loans	9,096
Increase in net assets per Form 5500	$24,039,060

Rexnord LLC 401(k) Plan
EIN: 04-3722228 PLAN NUMBER: 006
Schedule H, line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2014

	Identity Of Issuer, Borrower,			Current
	Lessor Or Similar Party	Description Of Investment	Cost**	Value

*	Wells Fargo Collective Stable Return N25	Common Collective Trust - 2,922,738 units		$33,386,895
*	Wells Fargo Advantage Dow Jones Target Today - R4	Mutual Fund - 255,255 units		2,800,143
*	Wells Fargo Advantage Dow Jones Target 2010 - R4	Mutual Fund - 1,611,420 units		21,222,403
*	Wells Fargo Advantage Dow Jones Target 2020 - R4	Mutual Fund - 6,747,795 units		102,903,867
*	Wells Fargo Advantage Dow Jones Target 2030 - R4	Mutual Fund - 4,635,981 units		77,652,684
*	Wells Fargo Advantage Dow Jones Target 2040 - R4	Mutual Fund - 1,672,738 units		32,216,931
*	Wells Fargo Advantage Dow Jones Target 2050 - R4	Mutual Fund - 1,409,247 units		15,459,439
*	Wells Fargo Advantage Emerging Growth Instl (I)	Mutual Fund - 388,618 units		6,190,689
	American Beacon M/C Value-IS	Mutual Fund - 310,147 units		4,540,549
	American Beacon M/C GR-I	Mutual Fund - 334,812 units		6,441,776
*	WF/Blackrock S&P 500 Index CIT N5	Common Collective Trust - 98,281 units		10,436,963
	American Funds Europacific Growth (R5)	Mutual Fund - 158,631 units		7,461,989
	Cohen & Steers Realty Shares	Mutual Fund - 60,404 units		4,642,674
	Goldman Sachs Small Cap Value	Mutual Fund - 187,794 units		10,450,729
	Oppenheimer Developing MKT-Y	Mutual Fund - 172,615 units		6,051,865
	T Rowe Price Blue Chip Grwth	Mutual Fund - 250,938 units		16,880,605
	T Rowe Price Equity Incom	Mutual Fund - 142,139 units		4,662,166
	Templeton Glb Total Retur-AD	Mutual Fund - 507,821 units		6,373,159
	Waddell & Reed Adv Core Invt	Mutual Fund - 741,740 units		5,236,685
	PIMCO Total Ret Fund Class P	Mutual Fund - 4,035 units		43,010
	Prudential High Yield Fund-Q	Mutual Fund - 154,785 units		2,235,094
	Prudential High Yield Fund-Z	Mutual Fund - 1,343,764 units		7,444,453
*	Rexnord Stock Fund	Company Stock Fund - 59,914 units		604,317

	Total			$385,339,087

*	Participant Loans	Participant loans with interest rates
		between 3.25% and 10.50% and with
		maturity dates through November 2029		$10,475,740

				$395,814,827

*	Represents a party-in-interest as defined by ERISA
**	Cost information was omitted for Plan assets which are participant directed

The above information is a required disclosure for Form 5500, Schedule H, Part IV, line 4i.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Rexnord LLC 401(k) Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Rexnord LLC 401(k) Plan

By /s/ M. Eric Green
--------------------------------------------------
M. Eric Green
Director of Benefits
Date: June 29, 2015

Index to Exhibit

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm